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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------

                                  SCHEDULE TO
                                (RULE 14D-100)
                TENDER OFFER STATEMENT UNDER SECTION 14 (D) (1)
         OR SECTION 13 (E) (1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 4)

                                --------------

                                  VERIO INC.
                      (Name of Subject Company (Issuer))
                           CHASER ACQUISITION, INC.
                        NTT COMMUNICATIONS CORPORATION
                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                     (Names of Filing Persons (Offerors))

                                --------------

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                  SERIES A 6.75% CONVERTIBLE PREFERRED STOCK,
                           PAR VALUE $.001 PER SHARE
                        (Title of Class of Securities)

                                --------------

                                   923433106
                                   923433502
                                   923433304
                     (CUSIP Number of Class of Securities)

                                --------------

                               Kazuhiko Shimada
                        NTT Communications Corporation
                             1-1-6 Uchisaiwai-cho
                           Chiyoda-ku, Tokyo, Japan
                         Telephone: 011-81-3-3500-8290
                    (Name, address and telephone number of
                     person authorized to receive notices
                and communications on behalf of filing persons)

                                   Copy to:
                               Dennis V. Osimitz
                                Sidley & Austin
                                Bank One Plaza
                           10 South Dearborn Street
                            Chicago, Illinois 60603
                           Telephone: (312) 853-7000

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[_] issuer tender offer subject to Rule 13e-4.
[X] going-private transaction subject to Rule 13e-3.
[X] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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

                                  SCHEDULE 13D           Page 2 of 10 Pages
  CUSIP No. 923433 10 6

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 1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  NTT Rocky, Inc.

--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)[_]
                                                                (b) [_]

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*
  00

--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) or 2(e)
                                                                   [_]

--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Delaware

--------------------------------------------------------------------------------
               7 SOLE VOTING POWER

                  0
  NUMBER OF
    SHARES
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH

              -----------------------------------------------------------------
               8 SHARED VOTING POWER
                  9,053,754 shares/1/

              -----------------------------------------------------------------
               9 SOLE DISPOSITIVE POWER
                  0

              -----------------------------------------------------------------
              10 SHARED DISPOSITIVE POWER
                  9,053,754 shares/1/

--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  9,053,754 shares/1/

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                   [_]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  10.9%

--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
  CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT:
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------
(/1/Includes)options to purchase 66,000 shares of Common Stock issued to NTT
    Rocky, Inc. under Verio Inc.'s 1998 Non-Employee Director Stock Incentive Plan.

                                  SCHEDULE 13D

                                                          Page 3 of   Pages
  CUSIP No. 923433 10 6



--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  Nippon Telegraph and Telephone Corporation

--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)[_]
                                                                (b)[_]

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*
  00

--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) or 2(e)
                                                                   [_]

--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Japan

--------------------------------------------------------------------------------
               7 SOLE VOTING POWER

                  0
  NUMBER OF
    SHARES
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH

              -----------------------------------------------------------------
               8 SHARED VOTING POWER
                  9,053,754 shares/1/

              -----------------------------------------------------------------
               9 SOLE DISPOSITIVE POWER
                  0

              -----------------------------------------------------------------
              10 SHARED DISPOSITIVE POWER
                  9,053,754 shares/1/

--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  9,053,754 shares/1/

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                   [_]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  11.0%

--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
  HC

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT:
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------
(/1/) Includes options to purchase 66,000 shares of Common Stock issued to NTT
      Rocky, Inc. under Verio Inc.'s 1998 Non-Employee Director Stock Incentive Plan.

                                  SCHEDULE 13D

                                                         Page 4 of 10 Pages
  CUSIP No. 923433 10 6



--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  NTT Communications Corporation

--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)[_]
                                                                (b) [_]

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*
  00

--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) or 2(e)
                                                                   [_]

--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Japan

--------------------------------------------------------------------------------
               7 SOLE VOTING POWER

                  0
  NUMBER OF
    SHARES
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH

              -----------------------------------------------------------------
               8 SHARED VOTING POWER
                  9,053,754 shares/1/

              -----------------------------------------------------------------
               9 SOLE DISPOSITIVE POWER
                  0

              -----------------------------------------------------------------
              10 SHARED DISPOSITIVE POWER
                  9,053,754 shares/1/

--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  9,053,754 shares/1/

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                   [_]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  10.9%

--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
  CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT:
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------
(/1/Includes)options to purchase 66,000 shares of Common Stock issued to NTT
    Rocky, Inc. under Verio Inc.'s 1998 Non-Employee Director Stock Incentive Plan.

   This Amendment No. 4 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed by Chaser Acquisition, Inc., a Delaware corporation ("Purchaser"), NTT Communications Corporation, a limited liability joint stock company incorporated under the laws of Japan ("NTT Communications"), and Nippon Telegraph and Telephone Corporation, a limited liability joint stock company incorporated under the laws of Japan ("NTT"), on May 17, 2000, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto (as amended, the "Schedule TO"), relating to the offer to purchase all issued and outstanding shares of common stock, par value $.001 per share ("Common Stock") (other than shares of Common Stock already owned by NTT Communications and its subsidiaries), of Verio Inc., a Delaware Corporation ("Verio"), all issued and outstanding shares of Series A 6.75% Convertible Preferred Stock, par value $.001 per share, of Verio and certain outstanding warrants to purchase 1,306,228 shares of Common Stock of Verio, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 17, 2000 (the "Offer to Purchase") and in the related Letters of Transmittal (which, together with the Offer to Purchase, as supplemented or amended from time to time, constitute the "Offer"). Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule TO.

   This Amendment also amends and supplements the Schedule 13D of NTT, NTT Communications and NTT Rocky, Inc. originally filed on May 22, 1998, as amended.

ITEM 1. SUMMARY TERM SHEET; ITEM 4. TERMS OF THE TRANSACTION.

   Item 1 and Item 4 of the Schedule TO are hereby amended and supplemented by adding the following thereto:

     On June 15, 2000, NTT Communications issued a press release announcing the extension of the Expiration Date of the Offer to 12:00 midnight, New York City time, on Friday, June 30, 2000. The press release is filed as an exhibit hereto and incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   The section of the Offer to Purchase entitled "Source and Amount of Funds" is hereby amended and supplemented by adding the following thereto:

     "On June 12, 2000, NTT Communications entered into a syndicated term loan facility agreement (the "Loan Agreement") with The Dai-Ichi Kangyo Bank, Limited ("DKB") and The Fuji Bank, Limited ("Fuji") as joint arrangers (together, the "Arrangers"), DKB as facility agent (in this capacity, the "Facility Agent") and a syndicate of financial institutions (the "Lenders") to provide financing in the aggregate principal amount of $6 billion (the "Credit Facility") in U.S. dollars. The following is a summary of the principal terms of the Credit Facility and is qualified in its entirety by reference to the Loan Agreement, which is filed as an exhibit to the Schedule TO.

     The Credit Facility consists of a $6 billion loan which NTT Communications may draw down at any time, and from time to time, during the term of the Credit Facility, in increments of not less than $1 million to finance mergers and acquisitions, including the acquisition of Verio. The expiration and repayment date of the Credit Facility (the "Expiration Date") is March 31, 2001. NTT Communications may prepay all or any part of the loan prior to the Expiration Date, but may not re-borrow any portion of the loan pre-paid.

     The duration of the interest period applicable to each drawdown of the Credit Facility made by NTT Communications shall be one, two or three months (each an "Interest Period"), at NTT Communications' discretion. Borrowings under the Credit Facility will bear interest at a per annum rate equal to the sum of (x) 0.125 percent per annum (the "Margin") and (y) the offered rate for deposits in U.S. dollars displayed on the Telerate Page 3750 for the period comparable to such

  Interest Period at or about 11:00 a.m. London time, on two London Banking Days prior to the first day of the Interest Period ("Libor" or the "Base Rate"); provided that the Base Rate shall be:

    (i) if such Interest Period is less than one month, an interpolated rate on overnight federal funds transactions on the immediately preceding day, other than a Saturday, Sunday or any other day in which banks are not open for business in New York City ("New York Banking Day"), displayed on the Telerate Page 118 in the morning New York Times on two New York Banking Days prior to the day on which the relevant Interest Period commences (the "Fed Fund Rate") and Libor comparable to one month;

    (ii) if such Interest Period is more than one month and less than two months, an interpolated rate of Libor comparable to one month and Libor comparable to two months; and

    (iii) if such Interest Period is more than two months and less than three months, an interpolated rate of Libor comparable to two months and Libor comparable to three months; or

  (z) if the Base Rate is not available, the arithmetic mean of the lowest rates at which DKB or Fuji was offering deposits to prime banks in the London interbank market at or about 11:00 a.m. two London Banking Days (as defined below) prior to the commencement of such Interest Period for a period comparable to such Interest Period. "London Banking Day" means a day, other than a Saturday, Sunday or any other day on which banks are not open for business in London.

     NTT Communications has agreed to pay a commitment fee to the Facility Agent, every three months in arrears, to be distributed among the Lenders in proportion to their respective commitments, at the rate of 0.020 percent per annum on the daily undrawn amount of the total commitments with respect to a period from the first drawdown date to the Expiration Date.

     The Loan Agreement contains conditions precedent, representations and warranties, covenants, events of default and other provisions customary for such financings.

     It is anticipated that the indebtedness incurred through borrowings under the Credit Facility will be repaid from funds generated internally by NTT Communications and from other sources that may include the proceeds of the private or public sale of debt or equity securities. No final decisions have been made concerning the method NTT Communications will employ to repay such indebtedness. Such decisions, when made, will be based on NTT Communications' review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions.

     Any additional funds required to consummate the Offer, the Merger and the transactions contemplated by the Merger Agreement are expected to be funded by NTT Communications from working capital, additional borrowings from lenders or from other sources available to NTT Communications, or some combination of the foregoing.

     Purchaser will obtain the funds required to purchase Shares in the Offer and the Merger through one or more capital contributions by NTT
  Communications."

ITEM 11. ADDITIONAL INFORMATION.

   The section of the Offer to Purchase entitled "Legal Matters; Required Regulatory Approvals--Antitrust" is hereby amended and supplemented by adding the following thereto:

     "On June 14, 2000, NTT Communications received notice from the FTC of early termination of the HSR Act waiting period applicable to the Offer."

   The press release of NTT Communications dated June 15, 2000 relating to the termination of the HSR Act waiting period is filed as an exhibit hereto and incorporated herein by reference.

ITEM 12. EXHIBITS.

   (a)(1)(K) Press release of NTT Communications dated June 15, 2000.

   (b)(1) Syndicated Loan Facility Agreement between NTT Communications, as borrower, The Dai-Ichi Kangyo Bank, Limited and The Fuji Bank, Limited, as joint arrangers, The Dai-Ichi Kangyo Bank, Limited, as facility agent, and several financial institutions, as lenders.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                SCHEDULE TO AND SCHEDULE 13E-3

                                          Nippon Telegraph and Telephone
                                           Corporation

                                                      /s/ Kanji Koide
                                          By: _________________________________
                                                        Kanji Koide
                                          Name: _______________________________
                                                   Senior Vice President
                                          Title: ______________________________

                                          NTT Communications Corporation

                                                    /s/ Masanobu Suzuki
                                          By: _________________________________
                                                      Masanobu Suzuki
                                          Name: _______________________________
                                                         President
                                          Title: ______________________________

                                          Chaser Acquisition, Inc.

                                                    /s/ Junichi Nomura
                                          By: _________________________________
                                                      Junichi Nomura
                                          Name: _______________________________
                                                         President
                                          Title: ______________________________

                                SCHEDULE 13D

                                          Nippon Telegraph and Telephone
                                           Company

                                                      /s/ Kanji Koide
                                          By: _________________________________
                                                        Kanji Koide
                                          Name: _______________________________
                                                   Senior Vice President
                                          Title: ______________________________

                                          NTT Communications Corporation

                                                    /s/ Masanobu Suzuki
                                          By: _________________________________
                                                      Masanobu Suzuki
                                          Name: _______________________________
                                                         President
                                          Title: ______________________________

                                          NTT Rocky, inc.

                                                   /s/ Keisuke Nakasaki
                                          By: _________________________________
                                                     Keisuke Nakasaki
                                          Name: _______________________________
                                                         President
                                          Title: ______________________________

                                SCHEDULE 13E-3

                                          Verio Inc.

                                                   /s/ Justin L. Jaschke
                                          By: _________________________________
                                                     Justin L. Jaschke
                                          Name: _______________________________
                                                  Chief Executive Officer
                                          Title: ______________________________

Date: June 15, 2000

                                 EXHIBIT INDEX

  Exhibit
    No.                                Description
  -------                              -----------
 (a)(1)(K) Press Release of NTT Communications dated June 15, 2000.

 (b)(1) Syndicated Loan Facility Agreement between NTT Communications, as borrower, The Dai-Ichi Kangyo Bank, Limited and The Fuji Bank,
           Limited, as joint arrangers, The Dai-Ichi Kangyo Bank, Limited, as facility agent, and several financial institutions, as lenders.